October 5, 2012

via edgar

Mr. Tom Jones
Mr. Daniel Morris, Special Counsel
Amanda Ravitz, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Winner Medical Group Inc. Amendment No. 1 to Schedule 13E-3 Filed September 17, 2012 File No. 5-81108 Revised Preliminary Proxy Statement on Schedule 14A Filed September 17, 2012 File No. 1-34484

Dear Mr. Jones, Mr. Morris and Ms. Ravitz:

On behalf of Winner Medical Group Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 28, 2012 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on September 17, 2012 and the Revised Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on September 17, 2012, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc., Glory Ray Holdings Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Securities and Exchange Commission, p. 2

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). In addition, a marked copy of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

*    *    *

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 20

1.	Please expand the disclosure in the last sentence on page 23 to disclose the amount of the price increases in other recent going private transactions involving Chinese companies listed in the United States.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 23 of the Revised Proxy Statement.

2.	We note your response to prior comment 13. However, your Background section does not appear to fully describe when, and how, the buyer’s group clarified its positions with respect to many of “the remaining issues” described in the second paragraph on page 24. Expand your disclosure of the relevant negotiations, as appropriate.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 24 and 25 of the Revised Proxy Statement.

3.	We note your response to prior comment 10 and refer to the fourth paragraph on page 24. Please clarify the “security package requirement proposed by DBS for the loan.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 24 of the Revised Proxy Statement.

The Special Committee, page 27

4.	We note your response to prior comment 16. Please clarify the meaning of your reference to “heightened scrutiny” by the SEC.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 27 of the Revised Proxy Statement.

5.	While we note your response to prior comment 17 and your added disclosure regarding the “go shop” period, please revise here and under “Summary Term Sheet” to address the significance of Mr. Li and Ms. Tse’s joint decision not to consider the sale of their stakes to any third-party and of your initial decision not to conduct a market check. Specifically, please discuss the impact of these decisions on the likelihood that you would receive a superior proposal upon which you could act. If the likelihood of receiving such an offer was low or non-existent, clarify how your special committee and board of directors concluded that the possibility of an alternative proposal was a positive factor in favor of the transaction.

Securities and Exchange Commission, p. 3

The Company respectfully submits that the special committee and the board of directors considered, as potentially negative factors, (i) the fact that Mr. Jianquan Li and Ms. Ping Tse together beneficially own approximately 73.2% of the total number of outstanding shares of Company common stock meant that it was unlikely that any transaction with a third party could be completed without their consent, (ii) the fact that Mr. Li and Ms. Tse have expressed unwillingness to consider a sale of their stakes to any third party may discourage (although it does not preclude) third parties from submitting alternative transaction proposals, and (iii) if a market check had been conducted prior to the signing of the merger agreement, the possibility of an alternate transaction proposal being presented prior to the execution of the merger agreement may have been higher, as set forth in the second and third bullets of page 30 of the Revised Proxy Statement. However, as noted in the first and third bullets of page 28 and the eighth bullet of page 29 of the Revised Proxy Statement, (a) the Company had a period of 40 days to actively solicit competing proposals for the Company and may after such period evaluate and discuss any possible superior alternate transaction proposal, (b) the special committee and the board of directors have the right to consider any alternative transaction proposal, change their recommendations with respect to the buyer group's proposal, present an alternative transaction proposal to the unaffiliated stockholders and terminate the merger agreement in accordance with the terms thereof, and (c) unaffiliated stockholders are able to vote against the merger agreement as it must be approved by an affirmative vote of the holders of a majority of the outstanding shares of Company common stock not owned by the buyer group. The special committee and the board of directors believed that, if a superior alternative transaction proposal is received, the combination of (b) and (c) above could (1) induce the buyer group to cooperate with a third party with respect to such third party’s alternative transaction proposal, or (b) compel the buyer group to increase its offer price to compete with such a proposal. Accordingly, these provisions help to ensure that the merger is procedurally fair to our unaffiliated stockholders and permit the special committee and our board of directors to represent effectively the interests of such unaffiliated stockholders.

The Proxy Statement has been revised to reflect the Staff's comment. Please refer to pages 9 and 28 of the Revised Proxy Statement.

6.	We note your response to prior comment 19. However, your revised disclosure does not specifically address the basis for your belief that the liquidation value would be significantly less than your value as a going concern. Please revise accordingly.

The Company respectfully submits that the special committee did not consider the liquidation value of the Company's assets because the special committee considers (i) the Company to be a viable going concern business that will continue to operate regardless of whether the merger is consummated, (ii) the trading history of the Company common stock to generally be an indication of its value as such, and (3) value is derived from the earnings and cash flows generated from the Company's continuing operations. Since the special committee did not consider the liquidation value, the second sentence in the third paragraph of page 31 of the Proxy Statement has been deleted. Please refer to page 31 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 33

7.	We note your response to prior comment 20. However, it is unclear whether you have filed all drafts of the July 19, 2012 presentation as required by Item 1015 of Regulation M-A. Please advise and file any additional exhibits, if applicable.

We confirm that the June 25, 2012 and the June 28, 2012 preliminary draft presentations by William Blair were the only drafts of the July 19, 2012 presentation made to the special committee.

Securities and Exchange Commission, p. 4

8.	We note your response to prior comment 22. However, the revisions on pages 36, 37 and 38 do not describe the conclusions drawn by William Blair from those analyses. Please expand each of the analyses summarized in this section to briefly disclose the conclusions drawn by William Blair from those analyses.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 38 of the Revised Proxy Statement. In addition, we respectfully refer the Staff to page 38 of the Revised Proxy Statement where we state that “William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the per share merger consideration to be received by the stockholders of the Company (other than members of the buyer group and the directors of the Company).”

Selected Public Company Analysis, page 34

9.	Please revise your disclosure here and in Background of the Merger on page 23 to include the information contained in your supplemental response to prior comment 23.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 23 and 35 of the Revised Proxy Statement.

Position with the Surviving Corporation, page 50

10.	We note your response to prior comment 32. Please expand the disclosure in this section to identify any other continuing officers and directors.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 50 of the Revised Proxy Statement.

*    *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc. and Glory Ray Holdings Limited, as requested by the Staff.

Securities and Exchange Commission, p. 5

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2532 3730.

Very truly yours,

/s/ Megan Tang Esq.

cc:	Simon Luk, Esq. Winston & Strawn LLP

42nd Floor, Bank of China Tower

1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Securities and Exchange Commission, p. 6

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 28, 2012 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on September 17, 2012 and the Revised Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on September 17, 2012, by Winner Medical Group Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 and the Proxy Statement as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Winner Medical Group Inc.

By:	/s/ Wenzhao Liang
Name: Title:	Wenzhao Liang Director

Jianquan Li

By:	/s/ Jianquan Li

Ping Tse

By:	/s/ Ping Tse

Winner Holding Limited

By:	/s/ Jianquan Li
Name: Title:	Jianquan Li

Securities and Exchange Commission, p. 7

Winner Acquisition, Inc.

By:	/s/ Jianquan Li
Name: Title:	Jianquan Li

Glory Ray Holdings Limited

By:	/s/ Jianquan Li
Name: Title:	Jianquan Li